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[Goodwin Procter LLP logo]	Michael S. Turner 617.570.1163 mturner@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

                      May 15, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

  Re:
  BladeLogic, Inc.
  Registration Statement on Form S-1
  Filed on April 5, 2007
  File No. 333-141915

Dear Ms. Mills-Apenteng:

        This letter is submitted on behalf of BladeLogic, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 filed on April 5, 2007 (the "Registration Statement"), as set forth in your letters dated May 4, 2007 and May 8, 2007 addressed to Dev Ittycheria, President and Chief Executive Officer of the Company (the "Comment Letters"). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letters has been reproduced herein with responses below each numbered comment. Part I of this letter is in response to the Staff's Comment Letter containing its accounting comments dated on May 4, 2007, and Part II of this letter is in response to the Staff's Comment Letter containing its legal comments dated May 8, 2007. For your convenience, we have italicized the reproduced Staff comments from the Comment Letters. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

PART I—RESPONSE TO COMMENT LETTER DATED MAY 4, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.
We note that your international sales appear to have increased as a percentage of total revenue to 39% during the three months ended December 31, 2006. We further note that, despite certain natural hedging achieved through foreign-denominated operating expenses, your results of operations may be adversely impacted by foreign exchange rate fluctuations. Please tell us how you considered quantifying the impact of exchange rates on your results of operations throughout your MD&A.

  RESPONSE: In response to the Staff's comment, the Company advises the Staff that it has modified its disclosure on pages 42 and 43 of Amendment No. 1 to include the impact of foreign exchange rates on revenue, expenses and results of operations for the six month period ended March 31, 2007 as compared to the six month period ended March 31, 2006. The Company determined that the impact of changes in foreign exchange rates on revenues, expenses and results of operations for the nine month period ended September 30, 2006 and the twelve month period ended December 31, 2005 was immaterial when compared to the prior periods presented.

2.
Please tell us how you considered providing supplemental information throughout your MD&A that would allow readers to compare your results of operations for the nine months ended September 30, 2006 to the comparable period ending September 30, 2005.

  RESPONSE: The Company respectfully advises the Staff that it has presented the financial statements contemplated by Regulation S-X Rules 3-02 and 3-03 that require that a registrant include in its Registration Statement on Form S-1 income statements for the three most recent fiscal years, and balance sheet statements at the end of the two most recent fiscal years. Regulation S-X Rule 3-06 permits an issuer to include one income statement that covers a period of 9 to 12 months in the case where a registrant changes its fiscal year, such as the Company did in calendar 2006. Throughout "Management's Discussion and Analysis," the Company has included a discussion of the three fiscal year period covered by the financial statements and the year-to-year comparison generally required by Regulation S-K Item 303. In addition to providing the comparison of fiscal 2005 (12 months) to fiscal 2006 (9 months), the Company considered whether a comparison to the comparable 9-month period in fiscal 2005 is necessary to enhance the reader's understanding of the Company's financial condition, changes in financial condition and results of operations. The Company respectfully submits that this supplemental information throughout "Management's Discussion and Analysis" is not required for the following reasons:

  •
  the change in fiscal year end and the resulting 12-month versus 9-month comparison is clearly disclosed to the reader;

  •
  the percentage of total revenue for each of license revenue and services revenue for the nine months ended September 30, 2005 is consistent with the percentage of total revenue for the twelve months ended December 31, 2005;

  •
  the percentage of total cost of revenue for each of cost of license revenue and cost of services revenue for the nine months ended September 30, 2005 is consistent with the percentage of total cost of revenue for the twelve months ended December 31, 2005;

  •
  the total gross profit margin for the nine months ended September 30, 2005 is consistent with the total gross profit margin for the twelve months ended December 31, 2005;

  •
  there were no material changes in financial condition or trends of the Company, and no occurrence of an unusual event, during the quarter ended December 31, 2005; and

  •
  the results of operations for each of the four quarters in calendar 2005 are available to the reader in the Selected Quarterly Results of Operations table included in "Management's Discussion and Analysis," and thus a reader can review the financial information provided to confirm the financial condition and trends of the Company throughout calendar 2005, and calculate the relevant comparisons with the nine months ended September 30, 2006.

        In response to the Staff's comment, the Company respectfully submits that a comparison of the nine month periods ended September 30, 2005 and 2006 would not enhance the reader's understanding of the Company's financial condition, changes in financial condition and results of operations.

Key Financial Metrics and Trends, page 31

3.
Please tell us why your disclosures regarding revenue within the section entitled "Key Financial Metrics and Trends" do not appear to address any key financial metrics related to revenue or discuss your revenue growth trend. As part of your response, tell us what key variables management uses in analyzing revenue and explain how you considered disclosing quantitative information regarding those variables. Refer to Sections III.B.1 and 3 of SEC Release No. 33-8350.

  RESPONSE: In response to the Staff's comment, the Company advises the Staff that it has modified its disclosure on page 32 of Amendment No. 1 to include key financial metrics related to revenue and revenue growth trends. Key variables used by management to analyze revenue include the growth of the sales force, its geographic nature, and its relationship to domestic versus international revenues. The Company has made significant investments in building up its international sales force, which the Company believes is indicative of trends relating to the disclosed results. Additionally, the success of these investments will impact future decisions on geographic expansion. The decision to disclose quantitative results for international revenue was the result of the material improvement over the prior periods presented.

Application of Critical Accounting Policies

Stock-based Compensation, page 36

4.
Tell us your proposed IPO price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

  RESPONSE: As of this date, the Company has not determined the proposed price range for its common stock in the initial public offering. The Company will supplementally provide to the Staff the proposed price range for its common stock in the initial public offering as soon as an estimate of such price range is determined in consultation with the underwriters.

  In response to the Staff's comment, the Company supplementally advises the Staff that in connection with the proposed initial public offering, the Company initiated preliminary discussions in July 2006 with several investment banks regarding the possibility of an initial public offering of the Company's common stock. Such discussions continued off and on throughout 2006 and into 2007. The Company finalized the selection of its underwriters and began planning its initial public offering in February 2007. During these meetings, the investment banks, including the underwriters, provided the Company with only representative enterprise valuation methodologies and related enterprise valuation estimates. The investment banks noted that any prediction as to what valuation the Company would ultimately receive in the public markets was inherently speculative and would be subject to developments in the Company's business during the time period leading up to the proposed initial public offering, as well as subject to market conditions and developments in the competitive landscape and peer valuations during that time period.

5.
Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

  RESPONSE: In response to the Staff's comment, the Company considered revising its disclosure to include the intrinsic value of all outstanding vested and unvested options based upon the difference between the estimated initial public offering price per share and the exercise price per share of the option outstanding. The Company respectfully advises the Staff that, in response to the Staff's comment and in accordance with the disclosure contemplated by Paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held Company Equity Securities Issued as Compensation" (the "AICPA Practice Aid"), the Company has included a table on page 39 of Amendment No. 1 which discloses the intrinsic value of all outstanding vested and unvested options as of March 31, 2007. The Company advises the Staff that the table will be completed as soon as an estimate of the initial public offering price range is available.

6.
Please revise to disclose the following information related to issuances of equity instruments:

•
Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R, those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R, and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

•
Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events affecting the company, changes in assumptions, and weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

  RESPONSE: In response to the Staff's comments, the Company respectfully advises the Staff that upon further review of the Company's stock-based compensation disclosure, the Company concluded that the disclosure with respect to the determination of the fair value of stock options at the time of grant was not clearly presented. Importantly, it was not clear to the reader that all option grants after January 1, 2006 were made in connection with a "contemporaneous" valuation by an unrelated third-party valuation specialist. The disclosure on page 37 of Amendment No. 1 has been revised in response to the Staff's comment. This disclosure now clarifies that for all stock option grants made after January 1, 2006, the Company engaged an unrelated third-party valuation specialist to prepare a contemporaneous report to assist the board of directors with its determination of fair value and to document the fair value of common stock for financial reporting and income tax purposes.

  The Company supplementally advises the Staff that the valuation specialist performed its valuations in accordance with the guidance contained in the AICPA Practice Aid in determining the fair value of the Company's common stock on the stock option issuance dates. Paragraph 182 of the AICPA Practice Aid suggests that in cases where options have been granted during the 12 months prior to the most recent balance sheet included in a registration statement for an initial public offering based on a "retrospective" valuation, the registrant should include (i) a discussion of the significant factors, assumptions and methodologies used in determining fair value, (ii) a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the initial public offering price, and (iii) the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist. Given the Company's revised disclosure clarifying the existence of "contemporaneous" valuation reports prepared in accordance with the guidance in the AICPA Practice Aid for all stock options granted after January 1, 2006, the Company respectfully submits that the additional requested disclosure is not applicable under the AICPA Practice Aid requirements.

  Notwithstanding the conclusions of the Company contained in the previous paragraph, in response to the Staff's comments and in accordance with Footnote 62 of the AICPA Practice Aid, the Company has revised its disclosure to discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of stock options granted after January 1, 2006.

7.
Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

•
The nature and type of stock option or other equity related transaction;
•
The date of grant/issuance;
•
Description/name of option or equity holder;
•
The reason for the grant or equity related issuance;
•
The number of options or equity instruments granted or issued;
•
The exercise price or conversion price;
•
The fair value of underlying shares of common stock;
•
Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
•
The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
•
The amount and timing of expense recognition; and
•
Indicate for each option grant or equity related transaction which valuation methodology was used (e.g., market approach, income approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

  Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

  RESPONSE: In response to the Staff's comment, set forth below please find a summary and table which set forth the Registrant's equity transactions for the one year preceding the most recent balance sheet date and the grants of stock-based awards that occurred on April 5, 2007. The response includes the nature and type of stock option or other equity related transactions, the date of grant/issuance, a description of the option or equity holder, the reason for the grant or equity related issuance, the number of options or equity instruments granted or issued, the exercise price or conversion price, the fair value of underlying shares of common stock, the total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to the Registrant's financial statement disclosures and the amount and timing of expense recognition. In addition, the Company refers the Staff to the response to comment 6 above so that they may better understand the valuation methodology used in determining the fair value of the underlying shares of common stock.

  Summary and Table

  Since January 1, 2006, we have granted stock-based awards, consisting of stock options and restricted and unrestricted stock awards to the directors, employees and officers of, and independent consultants to, the Company. The purpose of granting these stock-based awards was to incentivize individuals to join the Company as well as to reward individuals for outstanding performance.

        The table below summarizes these grants as follows:

Grants Made Since January 1, 2006	Number of Option and Restricted Shares Granted	Per Share Exercise or Purchase Price	Per Share Fair Value of Common Stock	Deferred Compensation As of March 31, 2007(1)
February 7, 2006(2)	574,500	$0.90	$0.90	$194,000
March 14, 2006(2)	84,500	0.90	0.90	29,000
May 16, 2006(2)	512,360	0.90	0.90	178,000
June 23, 2006(2)	757,100	1.35	1.35	343,000
June 28, 2006(2)	103,000	0.001	1.35	—
July 25, 2006(2)	147,950	1.65	1.65	99,000
September 12, 2006(2)	116,600	1.70	1.70	60,000
October 18, 2006(2)	744,863	1.80	1.80	561,000
November 14, 2006(2)	291,805	1.95	1.95	235,000
January 8, 2007(2)	953,124	2.20	2.20	868,000
January 30, 2007(2)	187,416	2.25	2.25	113,000
January 30, 2007(2)	150,000	0.001	2.25	—
February 27, 2007(2)	62,000	3.80	3.80	100,000
February 27, 2007(2)	25,000.0001		3.80	—
April 5, 2007(3)	694,475	5.00	5.00	(4)
Total				2,780,000(5)

(1)
The Deferred Compensation balance will amortize into compensation expense on a straight-line basis over the next 3.5 years.
(2)
A contemporaneous valuation report was prepared in accordance with the guidance in the AICPA Practice Aid for this stock option grant.
(3)
In accordance with the AICPA Practice Aid, the price of a recent arm's-length private cash transaction was deemed the fair value on such stock option grant date.
(4)
Information required to complete this disclosure will not be available until the end of the current fiscal quarter.
(5)
As disclosed in Note 9 on page F-26 of Amendment No. 1.

  The Company will cooperate with the Staff in response to the Staff's requests for supplemental information relating to the time period from the filing of the Registration Statement (April 5, 2007) through the effective date.

8.
Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. Additionally, provide objective support for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

  RESPONSE: In response to the Staff's comment, the Company supplementally advises the Staff that the objective evidence that supports the Company's determination of fair value at each grant date for all stock options granted after January 1, 2006, is the preparation of a contemporaneous valuation report by an unrelated third-party in accordance with the guidance contained in the AICPA Practice Aid. The unrelated third-party valuation specialist provided the fair value assessment at the reasonable assurance level. In addition, please see the Company's response to comment six above.

  On April 5, 2007, the Company issued 694,475 stock options to 65 employees with an exercise price of $5.00 per share of common stock, the fair value at the time of the grant. Just prior to this issuance, on April 3, 2007, certain stockholders of the Company sold an aggregate of 1,040,000 shares of common stock in an arm's-length private cash transaction at a price of $5.00 per share. The stockholders sold these shares in a transaction in which the purchasers were an unaffiliated institutional investor that was not previously a Company stockholder, and an affiliate of the MK Capital Funds, a current Company stockholder. Of the aggregate amount of shares purchased in the transaction, the unaffiliated institutional investor purchased approximately 62% and an affiliate of the MK Capital Funds purchased approximately 38%. In addition to a contemporaneous third-party valuation report, the board of directors considered the objective evidence provided by the arm's-length private cash transaction, and determined the fair value to be $5.00. In accordance with Paragraph 11 of the AICPA Practice Aid, the board of directors considered the arm's-length private cash transaction to be the best evidence of fair value on such date.

9.
If your disclosure refers to the use of an unrelated valuation specialist, please name the specialist and include the expert's consent following Section 436(b) of Regulation C, or alternatively, remove the reference.

  RESPONSE: In response to the Staff's comment, the Company has listed Orchard Partners, Inc. as an expert and provided a copy of the expert's consent as Exhibit 23.3 to Amendment No. 1. By giving such consent, Orchard Partners, Inc. does not thereby admit that it is an expert with respect to any part of the Registration Statement in the meaning of the term "expert" as used therein, or that Orchard Partners, Inc. comes within the category of persons whose consent is required under the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Results of Operations

Comparison of the Three Months Ended December 31, 2005 and 2006

Revenue, page 40

10.
In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you disclose that changes in services revenue are attributed to an increase in maintenance and support and an increase in consulting and training revenue. You also refer to multiple factors that contributed to changes in certain expense line items such as sales and marketing and general and administrative, but appear to provide minimal indication as to the relative impact of each factor. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 for disclosures throughout your MD&A section.

  RESPONSE: In response to the Staff's comments, the Company advises the Staff that it has revised its disclosures to provide the relative impact of each item identified within "Management's Discussion and Analysis," as seen on pages 42-47 and 49.

Liquidity and Capital Resources

Accounts Receivable, Net, page 50

11.
We note that you disclose DSO as a measurement of the quality and status of your receivables, but you do not appear to include any qualitative analysis of the changes between balance sheet dates. Please explain to us how you determined that limiting your disclosures within this section to the raw DSO data was sufficient to allow readers to evaluate the quality and status of your receivables.

  RESPONSE: In response to the Staff's comments, the Company advises the Staff that it has revised its disclosures relative to how the Company evaluates the quality and collection status of its receivables, as seen on page 52, including to clarify that the Company only uses DSOs to measure status, and not quality.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

12.
We note that you allow customers to renew PCS at less than fair value. Please describe to us your method for determining VSOE for this PCS. Your response should include a detailed description of the method as well as results of your analyses throughout the periods presented.

  RESPONSE: In response to the Staff's comments, the Company advises the Staff that it considers VSOE of fair value of PCS to exist when a substantial majority of the Company's actual PCS renewal rates are within a narrow range of pricing.

  The Company utilizes a bell-shaped curve analysis to assess VSOE of fair value of PCS. This approach evaluates whether VSOE of fair value exists by analyzing the Company's entire population of PCS renewals. These PCS renewals are expressed as a percentage of the original net software license fee paid.

  The Company performs an analysis of PCS renewals on a quarterly basis using a 12-month rolling average. This method allows the Company to capture substantially all of the PCS renewals as the typical PCS term is twelve months. Using the bell-shaped curve approach, the Company has determined that at least 80% of PCS renewal transactions fall within a range of plus or minus 15% from the midpoint of the range. Therefore, the Company has a reasonable basis to support that VSOE of fair value of PCS exists.

  In cases where PCS is sold for less than the low end of the acceptable pricing range, although we consider the renewal price to be substantive, an allocation is made from license to PCS to bring the PCS percentage back to the midpoint of the VSOE range, as the discount is considered both significant and incremental. This allocation is made for the expected subsequent renewals of PCS at the discounted rated over the estimated economic life of the software license, which is estimated to be three years. Such allocations to date have not been material.

13.
We note that your typical arrangement includes a software license, PCS and professional services. We further note your disclosure that the fair value of the professional services portion of your arrangement is based on the rates that you charge when these services are sold independently from software licenses. Quantify and describe in further detail the professional services that are provided separately. Compare the services provided on a stand-alone basis to those services that are provided with software licenses such as your installation, configuration and training services and explain why you believe the rates charged constitute VSOE for professional services provided in multiple-element arrangements.

  RESPONSE: In response to the Staff's comments, the Company advises the Staff that, historically, sales of professional services have been evenly split between multi-element orders and stand alone service orders.

  Stand alone engagements are sold to existing customers for various purposes including implementation, migration and/or additional training. These professional services are not materially different from those sold as part of multi-element arrangements. They may involve scoping the implementation, configuring the software, validating the adoption of the software, and training end users. Furthermore, the Company sells these services solely on a time and material basis and has demonstrated that such stand alone services are priced at substantive rates within a reasonably narrow range. Therefore, the Company has a reasonable basis to support that the rates charged constitute VSOE of fair value of professional services provided in multi-element arrangements.

14.
We note that you recognize revenue related to certain arrangements on a subscription basis. Please tell us whether any of these arrangements contain multiple-elements and, if so, explain where the revenue is recorded within your statements of operations (i.e., product revenue, service revenue or both).

  RESPONSE: In response to the Staff's comments, the Company advises the Staff that the arrangements in which the Company recognizes revenue on a subscription basis contain multiple elements. The revenue is allocated to the product and service captions within the statement of operations on a basis that is consistent with the Company's methodology to allocate value on other perpetual license agreements, which is using the residual method.

15.
We note that you defer revenue when VSOE cannot be established for undelivered elements until evidence of fair value can be established, or until the elements for which evidence of fair value could not be established are delivered. Describe these arrangements to us in more detail and explain how your accounting complies with paragraph 12 of SOP 97-2.

  RESPONSE: In response to the Staff's comments, the Company advises the Staff that the Company's policy is to defer revenue when VSOE cannot be established for undelivered elements. Other than the subscription arrangements described in comment #14 above, the Company has not entered into any arrangements where VSOE could not be established for the undelivered elements.

  As disclosed in the first paragraph of page F-10, when the Company enters into an agreement that grants the licensee the right to additional software products available on a when-and-if available basis and VSOE of fair value does not exist for this right, the Company defers all fees for such arrangement and records revenue on a subscription basis over the term of the arrangement beginning with the delivery of the first product, consistent with the provisions of paragraphs 12, 48, and 49 of SOP 97-2.

16.
We note your disclosure that if a fee is subject to refund or concession, you recognize revenue when the right to refund or concession lapses. Revise your disclosure to clarify the terms that result in such deferrals and provide an indication as to the frequency in which you offer such terms. In addition, provide a table or narrative that describes the components of deferred revenue and the length of time over which the long-term portions are deferred.

  RESPONSE: In response to the Staff's comment, the Company advises the Staff that it has revised its disclosure in Amendment No. 1 by providing a table in Note 6 to the Consolidated Financial Statements on page F-19 that describes the components of deferred revenue and the length of time over which the long-term portions are deferred. The Company supplementally advises the Staff that if an arrangement contains a right to a refund without cause, money back guarantee without cause, customer cancellation clause, or acceptance criteria subject to a right of refund or return without cause, the Company recognizes revenue when the right of refund or return lapses. For the periods presented, the portion of deferred revenue attributable to such terms was immaterial as such provisions are rare, and when present, generally expire prior to the end of the financial reporting period.

17.
We note that you consider a non-cancelable purchase order to be evidence of certain arrangements. Please describe to us the terms that are documented within these purchase orders and tell us whether you subsequently obtain written contracts related to these arrangements.

  RESPONSE: In response to the Staff's comments, the Company has revised its disclosure regarding evidence of an arrangement on pages 35 and F-11.

  The Company respectfully submits that it does not consider a purchase order alone to be representative of persuasive evidence of an arrangement if there is no contract in place at the time revenue is recognized.

  The Company would consider a purchase order to be representative of persuasive evidence of the arrangement if the purchase order is governed by a contract.

11. Segment Information, page F-30

18.
Tell us how you considered the disclosures required under paragraph 37 of SFAS 131 regarding product and services revenues. In this regard, it appears that your professional and maintenance services, if material, may require separate disclosure.

  RESPONSE: In response to the Staff's comments, the Company advises the Staff that it has considered its disclosures in light of paragraph 37 of SFAS 131, which requires an enterprise to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company respectfully submits that its disclosure relating to services is appropriate under such requirement given that all of its maintenance and professional services are provided as a group of services solely in support of its customers use of the products which they have licensed from the Company.

PART II—RESPONSE TO COMMENT LETTER DATED MAY 8, 2007

General

1.
We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. We remind you that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered, or any amounts that may be computed based on an assumed offering price selected from the offering price range. See Section II.A.7 of Release No. 33-6714. Additionally, please advise as to the basis for omitting the quantitative information regarding director compensation from page 71. Note that the preliminary prospectus must contain all information except that which may be excluded under Rule 430A.

  RESPONSE: The Company acknowledges the Staff's comment and understands that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range. The Company advises the Staff that it will provide all information required to be included in the Registration Statement, other than information that the Company is entitled to omit pursuant to Rule 430A, in a subsequent amendment to the Registration Statement prior to any distribution of preliminary prospectuses. With respect to quantitative information relating to director compensation, the Company further advises the Staff that it has no basis for omitting this information and that this information will be provided in a subsequent pre-effective amendment to the Registration Statement.

2.
We note that you intend to file certain exhibits by amendment. Please allow the staff sufficient time to review the exhibits by filing them as soon as possible.

  RESPONSE: The Company acknowledges the Staff's comment, has filed Exhibit 10.20 (Letter Agreement between the Company and Dev Ittycheria) and Exhibit 23.3 (Consent of Orchard Partners, Inc.) with Amendment No. 1, and will file the remainder of the exhibits by pre-effective amendment to the Registration Statement as soon as practicable.

Insider Cover page

3.
We note that you have included a graphic and that the language in the center of the graphic on the inside cover page is difficult to read. Please provide us with a clear copy of the graphic for our review.

  RESPONSE: In response to the Staff's comment, the Company is supplementally providing the Staff under separate cover with a clear color copy of the graphic that the Company intends to include in the preliminary prospectus. The Company further advises the Staff that the language in the center of the graphic on the inside cover page reads as follows, "Application," "Middleware," "Infrastructure" and "OS."

Summary

4.
Please provide verifiable support for your claims here, in Management's Discussion and Analysis and in the Business section that BladeLogic is a "leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia" and "a leading supplier of data center automation and management software." Provide concise disclosure of the basis upon which you conclude you are a leader. For example, if you hold a dominant market share or were among the first companies to develop or introduce a new and improved technological product, summarize such a basis for your conclusion that you are superior to the bulk of your competitors.

  RESPONSE: In response to the Staff's comment, the Company is supplementally providing the Staff under separate cover with a copy of "Selecting A Data Center Automation Vendor," Forrester Research, Inc., dated January 12, 2005, which provides verifiable support for the Company's claims in "Management's Discussion and Analysis" and in the "Business" section that it is a "leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia" and "a leading supplier of data center automation and management software." In this report, Forrester identified the BladeLogic Operation Manager as one of the "leading" products in the life-cycle management segment of data center automation based on its market presence. In evaluating life-cycle management data automation vendors, Forrester placed greater weight on automation criteria, such as configuration management, scanning and compliance, and overall scalability. This report also identified the Company as among the leading vendors for its utility computing capabilities as compared to other vendors based on its market presence. In evaluating data center automation vendors for their utility computing capabilities, Forrester weighed the criteria relating to integration and automation, while de-emphasizing detailed configuration, auditing, remediation and patching.

5.
We note your discussion on page 1 regarding your strong financial results from 2004 to 2006. For balanced disclosure, include a discussion of your net losses during the same periods and your accumulated deficit.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 in the "Prospectus Summary" to provide a more balanced disclosure.

6.
We note your reference to industry data provided by the International Data Corporation and by Gartner here and in the business section. Please provide us with marked copies of the reports containing the data you cite. Tell us whether the information you attribute to IDC and to Gartner is available to the public generally or was commissioned specifically by you for your use.

  RESPONSE: In response to the Staff's comment, the Company is supplementally providing the Staff under separate cover with marked copies of the following reports: (i) "Utility Computing: A Current Analysis of the Evolution," IDC, dated December 2006, (ii) "Market Analysis: U.S. and Worldwide Server Installed Base 2007-2010 Forecast," IDC, dated March 2007, (iii) "Virtualization and Multicore Innovations Disrupt the Worldwide Server Market," IDC, dated March 2007 and (iv) "Data Center Survey Shows Application Availability Levels Rising," Gartner, Inc. dated April 15, 2005. The Company advises the Staff that the information it attributes to IDC and Gartner is generally available to the public for a nominal fee and was not commissioned specifically by the Company for its use.

Risk Factors, page 8

7.
In addition, please note that the risk factors should be brief and specific to the facts and circumstances relating to BladeLogic and the data center automation software market. Some of your risk factors could apply to any business in any industry, such as the risk factors which read in part: "Our inability to identify, attract, train, integrate and retain highly qualified employees..." (page 10) and "We cannot predict our future capital needs..." (page 17). Such risk factors should be revised to tie more specifically to the challenges faced by the actual experience of the company. Where possible, please revise the disclosure to replace vague terms such as "a portion", "a significant portion" or "a substantial portion" so that they are tailored to the facts of your company. For instance, you state on page 18 that you "expect to derive a portion of [y]our revenues from contracts with federal, state, local and foreign governments and government agencies." The disclosure should be revised to state what percentage, for example, of your revenues were derived from such contracts in the recent past.

  RESPONSE: The Company advises the Staff that it has carefully examined each of the risk factors under the "Risk Factors" section of the Registration Statement and, where applicable, has revised its disclosure in Amendment No. 1 to more clearly tailor certain risk factors to the Company and the data center automation software market in response to the Staff's comment.

8.
We understand from Note 2 to the financial statements that two of your customers accounted for greater than 10% of your accounts receivables for the nine-month ended September 30, 2006. What consideration did you give to providing risk factor disclosure regarding the two customers who account for a substantial portion of your accounts receivable balance? It would appear that a risk factor naming these customers and discussing the concentration of credit risk associated with these accounts is warranted as is a corresponding discussion in the business section regarding your dependence on these income sources.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page F-12 in response to the Staff's comment. The Company supplementally advises the Staff that all of such accounts receivable balances set forth in the table on page F-12 were paid in full. In addition, the Company further advises the Staff that while as of any given date, the Company may have certain customers whose accounts receivable balances represent 10% or more of the Company's total accounts receivable, these amounts, which usually represent an initial license fee, are typically paid within 30 days. While such customers may continue to pay maintenance and technical support services fees on a going-forward basis, these customers no longer represent such a significant portion of the Company's revenues. As a result, while the Company considered additional disclosure, a determination was made that because no single customer represents 10% or more of the Company's total accounts receivable on a quarter-to-quarter basis, such additional disclosure would be misleading to investors.

Use of Proceeds page 25

9.
We note that after redeeming and canceling all of the shares of the Series A redeemable preferred stock, you will use the remaining net proceeds for "general corporate purposes, including strategic acquisitions or investments." Disclosure in the filing suggests that you should be more specific as to the use of these proceeds. For example, it appears from the summary that you have specific plans to develop your existing products and to introduce new products and to invest "significant" in software research and development (see pages 3 and 13). You further discuss the need to hire, as your business grows, "a significant number" of new employees both in the U.S. and abroad (see page 10). It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise accordingly.

  RESPONSE: The Company respectfully advises the Staff that, as of the date of this prospectus, the Company cannot estimate the specific allocation of the net proceeds to be received upon the completion of the offering. The Company further advises the Staff that it has revised its disclosure in Amendment No. 1 by including additional information in the "Use of Proceeds" section to make that clear to prospective investors in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

10.
We note from your risk factor disclosure that the company is anticipating significant cost increases associated with its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. If the cost of maintaining compliance with Section 404 is expected to be significant, discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.

  RESPONSE: The Company respectfully advises the Staff that although it expects the costs associated with its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act to be significant, such increased costs are not material to its results of operations and liquidity. The Company also advises the Staff that upon further consideration it has revised its risk factor disclosure relating to such significant cost increases in Amendment No. 1 on page 22 in response to the Staff's comment.

11.
Given the recent growth in revenues, geographic expansion and headcount you have experienced, please specify to the extent possible which of your locations received new hires. For example, you indicate under Research and Development on page 41 that you increased headcount by 28 employees in your "product and development organizations." Clarify how these new hires were distributed among your international operations. Please expand your MD&A section to explain more precisely the direction of the geographic growth your company is experiencing.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 43-46 and 48-49 in response to the Staff's comment.

Business, page 54

12.
We note your statements here and in the summary section that you service federal, state and local government agencies as well as foreign governments. Please discuss whether any material portion of your business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of these agencies. See Item 101(c)(1)(ix) of Regulation S-K.

  RESPONSE: The Company respectfully advises the Staff that no material portion of its business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of any federal, state or local government agencies, or foreign governments.

13.
Please include information in the business section pursuant to Item 101(d) of Regulation S-K for geographical information. Alternatively, you may include a cross-reference to the note to the financial statements that addresses geographical information.

  RESPONSE: The Company respectfully advises the Staff that in accordance with Item 101(d)(2) of Regulation S-K it has revised its disclosure in Amendment No. 1 on page 66 by including a cross-

  reference in the business section to Note 12 to the Consolidated Financial Statements in response to the Staff's comment.

14.
Please explain how "virtual servers" fit into your business strategy and how their existence is "compounding the increase in physical servers" (see page 55). Clarify whether you currently use this technology with your customers and if so, how you use it.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 60 and 62 in response to the Staff's comment.

  The Company further advises the Staff that it has revised its disclosure in Amendment No. 1 by including a description of Virtualization Manager on page 63, which is a new module of the Company's Operations Manager suite that allows IT managers monitor virtual platforms alongside their physical servers.

15.
Please include a discussion of the financial information based on geographic areas. See Item 101(d)(2).

  RESPONSE: The Company respectfully advises the Staff that in accordance with Item 101(d)(2) of Regulation S-K it has revised its disclosure in Amendment No. 1 on page 66 by including a cross-reference in the business section to Note 12 to the Consolidated Financial Statements in response to the Staff's comment.

16.
Clarify your reference to your "installed base" on page 63 as it relates to the number of customers. In this regard, clarify whether the 200 customers refer to active or current customers or whether that number refers cumulatively to the number of systems you have installed to date.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 66 in response to the Staff's comment.

17.
Please describe how your approach to managing the data center is "fundamentally different" from that of your competitors.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 62 by deleting the reference to "fundamentally different" in response to the Staff's comment.

Competition, page 64

18.
Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. For instance, you state that you compete favorably on all five of the bullet point items you listed as competitive factors on page 65. Please expand the discussion to give readers a better understanding of what your competitive strengths and weaknesses are and how you fare against such competitors as Hewlett-Packard and IBM, for example. Stating that you "compete favorably on the basis of these competitive factors" is not a meaningful discussion of your competitive position.

  RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 67-68 in response to the Staff's comment.

Principal Stockholders, page 84

19.
Please provide the information specified by Item 403(a) of Regulation S-K regarding share ownership with respect to each holder of more than five percent of any class of voting securities, including each class of preferred stock that is a class of voting securities. Note also that this information should be provided in the tabular format indicated including the percent of class information.

  RESPONSE: The Company respectfully advises the Staff that it will provide the information specified by Item 403(a) of Regulation S-K to be included in the Registration Statement in a subsequent pre-effective amendment to the Registration Statement once the price range and share ownership numbers become available.

* * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1163.

                      Sincerely,

                      /s/ Michael S. Turner

        Enclosures

cc:
Dev Ittycheria, BladeLogic, Inc.
John J. Gavin, Jr., BladeLogic, Inc.
Michael J. Cayer, BladeLogic, Inc.
Jeffrey C. Hadden, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP

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PART I—RESPONSE TO COMMENT LETTER DATED MAY 4, 2007
PART II—RESPONSE TO COMMENT LETTER DATED MAY 8, 2007